U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549
                                Commission File
                                 Number 1-7258
                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

[ ]Form 10-K and Form 10-KSB [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q and Form 10-QSB [ ] Form N-SAR

          For Period Ended:  March 31, 2001
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
               For the Transition Period Ended:
______________________________________________________________________________
          Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

______________________________________________________________________________


                         PART I--REGISTRANT INFORMATION
______________________________________________________________________________

     Full Name of Registrant:  TANDYCRAFTS, INC.

     Former Name if Applicable: Not Applicable

            1400 Everman Parkway
     Address of Principal Executive Office (Street and Number)
            Fort Worth, Texas  76140
     City, State and Zip Code

______________________________________________________________________________

                        PART II--RULES 12B-25(B) AND (C)
______________________________________________________________________________

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K of Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

_____________________________________________________________________________

                              PART III--NARRATIVE
_____________________________________________________________________________

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant has been negotiating with financing sources concerning refinancing its current revolving credit facility and concerning additional capital. The Registrant's revolving credit facility was recently amended after negotiations between the Registrant and its senior lenders. The amended facility expires June 30, 2002 but an interest payment was due to its senior lenders on May 1, 2001 which the Registrant was unable to pay. The Registrant has since entered into several forbearance agreements with its senior lenders providing for forbearance periods through May 15, 2001. The Registrant's management has been devoting, and continues to devote, substantial time and attention to the negotiations with its senior lenders and other potential financing sources concerning the refinancing of its current revolving credit facility and additional capital, to the exploration of its strategic alternatives, and to other corporate matters. As a result, the Registrant's management has been delayed in completing its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001. In particular, and not by way of limitation, this delay has prevented the Registrant's management from completing important financial components to be reported in the Form 10-Q, the incomplete reporting of which would materially reduce the benefit which stockholders might derive from the Form 10-Q.

____________________________________________________________________________

                           PART IV--OTHER INFORMATION
____________________________________________________________________________


     (1) Name and telephone number of person to contact in regard to this notification

        Michael J. Walsh                  (817)             551-9600
          (Name)                        (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [  ] Yes   [X] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [X] Yes   [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                TANDYCRAFTS, INC.
                  (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     May 15, 2001        By:  /s/ Michael J. Walsh
                                   Michael J. Walsh,
                                   Chairman of the Board and Chief Executive
                                      Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTACHMENT


                              PART IV, QUESTION 2

     The following periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report has not been filed:

          Registrant has not filed an Annual Report on Form 10-K for the period ending June 30, 2000. On September 29, 2000, the Registrant filed a Form 12b-25 with respect to the Annual Report setting forth in reasonable detail the reasons the Annual Report could not be filed within the prescribed period.



          Registrant has not filed a Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000. On November 15, 2000, the Registrant filed a Form 12b-25 with respect to the Quarterly Report setting forth in reasonable detail the reasons the Quarterly Report could not be filed within the prescribed period.

          Registrant has not filed a Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000. On February 15, 2001, the Registrant filed a Form 12b-25 with respect to the Quarterly Report setting forth in reasonable detail the reasons the Quarterly Report could not be filed within the prescribed period.

                              PART IV, QUESTION 3


     The following is a synopsis of the significant change in results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the Registrant's Fiscal 2000 Form 10-K.

     In addition to the disclosure related to the refinance of its current revolving credit facility, the Registrant's quarterly report on Form 10-Q for the third quarter ended March 31, 2001 will include information concerning its third quarter fiscal 2001 operating results. For the reasons previously stated under Part III, the Registrant is unable at this time report on significant changes in the results of operations from the third quarter 2001 to the prior period. The Registrant intends to announce operating results as soon as available.